UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Care Investment Trust Inc.
(Name of Company)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

141657106
(CUSIP Number of Class of Securities)

Geoffrey Kauffman
Chief Executive Officer
Tiptree Financial Partners, L.P.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:           Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141657106	SCHEDULE 13D/A	Page 2 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Tiptree Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,930,075 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,930,075 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,930,075 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 91.3% (See Item 5)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 141657106	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Tiptree Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,930,075 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,930,075 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,930,075 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 91.3% (See Item 5)
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 141657106	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Tricadia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,289 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,289 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,289 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7% (See Item 5)
14	TYPE OF REPORTING PERSON* HC, PN

CUSIP No. 141657106	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Tricadia Holdings GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,289 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,289 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,289 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7% (See Item 5)
14	TYPE OF REPORTING PERSON* HC

CUSIP No. 141657106	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,002,364 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,002,364 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,002,364 shares of Common Stock (includes Warrant to purchase 652,500 shares of Common Stock (See Item 5))
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 91.9% (See Item 5)
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 141657106	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,289 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,289 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,289 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.7% (See Item 5)
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 141657106	SCHEDULE 13D/A	Page 8 of 13 Pages

Item 1.      Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Statement”) relates to certain shares (the “Shares”)  of common stock, par value $0.001 per share (the “Common Stock”) of Care Investment Trust Inc., a Maryland corporation (the “Company”). The address of the principal executive offices of the Company is 780 Third Avenue, 21st Floor, New York, New York 10017.

Item 2.       Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)           This Statement is filed by:

(i)	Tiptree Financial Partners, L.P., a Delaware limited partnership (“Tiptree”), with respect to the Shares beneficially owned directly by it;

(ii)
Tiptree Capital Management, LLC, a limited liability company organized under the laws of the State of Delaware (“Tiptree Capital”) and an indirect subsidiary of Tiptree, as manager of Tiptree, with respect to the Shares beneficially owned directly by Tiptree;

(iii)	Tricadia Holdings, L.P., a Delaware limited partnership (“Tricadia Holdings”), with respect to the Shares beneficially owned directly by Tricadia Holdings;

(iv)
Tricadia Holdings GP, LLC, a limited liability company organized under the laws of the State of Delaware (“Holdings GP”), as general partner of Tricadia Holdings, with respect to the Shares beneficially owned directly by Tricadia Holdings;

(v)
Michael Barnes, chairman and beneficial holder of greater than 10% of the outstanding limited partnership units of Tiptree, with respect to the Shares beneficially owned by Tiptree, and as managing partner of Tricadia Holdings, with respect to the Shares beneficially owned by Tricadia Holdings; and

(vi)	Arif Inayatullah, as managing partner of Tricadia Holdings, with respect to the Shares beneficially owned directly by Tricadia Holdings.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 141657106	SCHEDULE 13D/A	Page 9 of 13 Pages

                (b)           The address of the principal business office of Tiptree and Tiptree Capital is 780 Third Avenue, 21st Floor, New York, New York 10017.  The address of the principal business office of Tricadia Holdings, Holdings GP, Michael Barnes and Arif Inayatullah is 780 Third Avenue, 29th Floor, New York, New York 10017.

(c)           The principal business of Tiptree is to serve as a diversified financial services holding company that primarily focuses on the acquisition of majority control equity interests in financial businesses. The principal business of Tiptree Capital is managing Tiptree.  The principal business of Tricadia Holdings is serving as a holding company for various investment advisers and manager entities.  The principal business of Holdings GP is serving as a general partner of Tricadia Holdings.  The principal occupations of Michael Barnes are serving as (i) managing partner of Tricadia Holdings and its affiliates and (ii) chairman of the board of directors of Tiptree.  The principal occupation of Arif Inayatullah is serving as a managing partner of Tricadia Holdings and its affiliates.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Tiptree is a Delaware limited partnership.  Tiptree Capital is a Delaware limited liability company.  Tricadia Holdings is a Delaware limited partnership.  Holdings GP is a Delaware limited liability company.  Messrs. Inayatullah and Barnes are citizens of the United States.

Item 5.       Interest in Securities of the Company.

Item 5 is hereby amended and restated in its entirety as follows

(a)           As of the date of this Statement, Tiptree and Tiptree Capital may, in the aggregate, be deemed to own 9,930,075 Shares of Common Stock (including 652,500 Shares of Common Stock issuable upon exercise of the CRE Warrant). These Shares represent approximately 91.3% of the shares of Common Stock outstanding based on 10,878,051 shares outstanding based on information reported in the Company's Annual Report on Form 10-K/A, dated June 22, 2012 (which consists of 10,225,551 issued and outstanding shares of common stock plus 652,500 shares issuable upon exercise of the CRE Warrant).

As of the date of this Statement, Michael Barnes may be deemed to own 10,002,364 Shares of Common Stock (including 652,500 Shares of Common Stock issuable upon exercise of the CRE Warrant). These Shares represent approximately 91.9% of the shares of Common Stock outstanding based on 10,878,051 shares outstanding based on information reported in the Company's Annual Report on Form 10-K/A, dated June 22, 2012 (which consists of 10,225,551 issued and outstanding shares of common stock plus 652,500 shares issuable upon exercise of the CRE Warrant).

CUSIP No. 141657106	SCHEDULE 13D/A	Page 10 of 13 Pages

As of the date of this Statement, Tricadia Holdings, Holdings GP and Arif Inayatullah may, in the aggregate, be deemed to own 72,289 Shares of Common Stock.  These Shares represent approximately 0.7% of the shares of Common Stock outstanding based on 10,878,051 shares outstanding based on information reported in the Company's Annual Report on Form 10-K/A, dated June 22, 2012 (which consists of 10,225,551 issued and outstanding shares of common stock plus 652,500 shares issuable upon exercise of the CRE Warrant).

(b)           Tiptree has the power to dispose of and the power to vote the 9,930,075 Shares beneficially owned by it, which power may be exercised by its manager, Tiptree Capital.  Tiptree Capital is an indirect subsidiary of Tiptree.  Michael Barnes, as chairman and beneficial holder of greater than 10% of the outstanding limited partnership units of Tiptree, directs Tiptree’s operations.

Tricadia Holdings has the power to dispose of and the power to vote the 72,289 Shares beneficially owned by it.  Holdings GP, as general partner of Tricadia Holdings, directs Tricadia Holdings’ operations.

Mr. Barnes, as chairman and a significant limited partner of Tiptree, has shared power to dispose of and vote the 9,930,075 Shares beneficially owned by Tiptree and, as managing partner of Tricadia Holdings, has shared power to dispose of vote the 72,289 Shares beneficially owned by Tricadia Holdings.  Mr. Barnes does not directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Act, Mr. Barnes may be deemed to beneficially own the 9,930,075 Shares beneficially owned by Tiptree and the 72,289 Shares beneficially owned by Tricadia Holdings.

Mr. Inayatullah, as managing partner of Tricadia Holdings, has the shared power to dispose of and the power to vote the 72,289 Shares beneficially owned by Tricadia Holdings.  Mr. Inayatullah does not directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Act, Mr. Inayatullah may be deemed to beneficially own the 72,289 Shares beneficially owned by Tricadia Holdings.

Tiptree Capital does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Tiptree Capital may be deemed to own beneficially the 9,930,075 Shares beneficially owned by Tiptree.

(c)          As described in Item 3, pursuant to the Purchase Agreement and Warrant Purchase Agreement, Tiptree acquired 6,185,050 newly issued shares of Common Stock (adjusted to 9,277,575 Shares of Common Stock following the Company’s three-for-two stock split) and the CRE Warrant to purchase 435,000 Shares of Common Stock (adjusted to 652,500 Shares of Common Stock following the Company’s three-for-two stock split) for a total purchase price of $55,765,450.   Except as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock during the last 60 days.

(d)         No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

CUSIP No. 141657106	SCHEDULE 13D/A	Page 11 of 13 Pages

(e)       Not applicable.

Item 7.       Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement dated August 23, 2010, signed by each of the Reporting Persons in order to confirm that this Statement is being filed on behalf of each of the Reporting Persons (incorporated by reference to the Schedule 13D filed by the Reporting Persons on August 23, 2010).

Exhibit 2: Purchase and Sale Agreement, dated March 16, 2010, by and between Care Investment Trust Inc. and Tiptree Financial Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on March 16, 2010).

Exhibit 3: First Amendment to Purchase and Sale Agreement, dated July 6, 2010, by and between Care Investment Trust Inc. and Tiptree Financial Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on July 7, 2010).

Exhibit 4: Registration Rights Agreement, dated March 16, 2010, by and between Care Investment Trust Inc. and Tiptree Financial Partners, L.P. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on March 16, 2010).

Exhibit 5: Warrant Purchase Agreement, dated March 15, 2010, by and between CIT Healthcare LLC and Tiptree Financial Partners, L.P (incorporated by reference to Exhibit 5 to the Schedule 13D filed by Tiptree on August 23, 2010).

Exhibit 6: Second Articles of Amendment and Restatement of Care Investment Trust Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Company on August 16, 2010).

CUSIP No. 141657106	SCHEDULE 13D/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 10, 2012

TIPTREE FINANCIAL PARTNERS, L.P.

By:	/s/ Geoffrey Kauffman
Name:	Geoffrey Kauffman
Title:	Chief Executive Officer

TIPTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Julia Wyatt
Name:	Julia Wyatt
Title:	Chief Financial Officer

TRICADIA HOLDINGS, L.P.

By:	/s/ Arif Inayatullah
Name:	Arif Inayatullah
Title:	Principal

TRICADIA HOLDINGS GP, LLC

By:	/s/ Arif Inayatullah
Name:	Arif Inayatullah
Title:	Managing Member

CUSIP No. 141657106	SCHEDULE 13D/A	Page 13 of 13 Pages

/s/ Michael Barnes
Michael Barnes

/s/ Arif Inayatullah
Arif Inayatullah